UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces payment date for Ps. 1,450 million dividend

Mexico City, Mexico, February 16, 2023.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA; NASDAQ: OMAB), announces that pursuant to the resolutions adopted by its General Ordinary Shareholders’ Meeting held on February 13, 2023 with regards to the approval of a cash dividend of up to Ps.1,450,000,000.00 (One billion, Four Hundred and Fifty Million pesos 00/100), the Board of Directors with the power delegated by the Shareholders’ Meeting, has determined the payment of a cash dividend of Ps.1,450,000,000.00 (One billion, Four Hundred and Fifty Million pesos 00/100) to be paid in a single installment of Ps. 3.716885536 per share.

Payment will be made on March 2, 2023 against delivery of coupon number 7. Payment will be made at the offices of the share depositary, S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (INDEVAL), Reforma No. 255, 3er. piso, Colonia Cuauhtémoc, Delegación Cuauhtémoc, 06500 Mexico City, Mexico.

Payment will be made to shareholders registered in OMA’s share registry maintained by INDEVAL, or to others who evidence their ownership of shares or certificates in accordance with Mexico’s Securities Markets Law.

The record date for payment for owners of shares will be March 1, 2023.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 16, 2023